Exhibit 12

STEWART ENTERPRISES, INC.
AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

(Unaudited)

                                                                             Years Ended October 31,
                                                   ----------------------------------------------------------------------
                                                      2000         1999            1998            1997           1996
                                                   ---------    ---------       ---------       ---------       ---------
Earnings from operations
  before income taxes ............................ $ 105,187    $ 142,551(1)    $  64,964(2)    $ 106,477(3)    $  82,075

Fixed charges:
  Interest charges ...............................    62,748       55,543          44,107          38,031          26,051
  Interest portion of lease expense ..............     3,379        2,859           2,814           2,181           1,522
                                                   ---------    ---------       ---------       ---------       ---------
Total fixed charges ..............................    66,127       58,402          46,921          40,212          27,573

Earnings from operations before income taxes
  and fixed charges, less capitalized interest.... $ 169,960    $ 200,118(1)    $ 111,599(2)    $ 146,689(3)    $ 109,648
                                                   =========    =========       =========       =========       =========

Ratio of earnings to fixed charges ...............      2.57         3.43(1)         2.38(2)         3.65(3)         3.98
                                                   =========    =========       =========       =========       =========

(1)	Excludes cumulative effect of change in accounting principle of $50,101 (net of $28,798 income tax benefit).
(2)	Includes a nonrecurring, noncash charge of $76,762 recorded in connection with the vesting of the Company's performance-based stock options. Excluding the charge, the Company's ratio of earnings to fixed charges for fiscal year 1998 would have been 4.01.
(3)	Excludes cumulative effect of change in accounting principles of $2,324 (net of $2,230 income tax benefit).

    During the periods presented, the Company had no preferred stock outstanding. Therefore, the ratio of earnings to combined fixed charges and preference dividends was the same as the ratio of earnings to fixed charges for each of the periods presented.